UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KE Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

482497 104**

(CUSIP Number)

Grain Bud Holding Limited Ritter House, Wickhams Cay II, Road Town Tortola VG1110, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Propitious Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%.(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 885,301,280 class A ordinary shares held by Propitious Global Holdings Limited.

(2)     Calculation is based on a total of 3,793,220,806 issued and outstanding ordinary shares (consisting of 3,635,326,756 class A ordinary shares and 157,894,050 class B ordinary shares) of the Issuer as of May 11, 2022 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 11, 2022.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Grain Bud Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%.(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 885,301,280 class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited.

(2)     Calculation is based on a total of 3,793,220,806 issued and outstanding ordinary shares (consisting of 3,635,326,756 class A ordinary shares and 157,894,050 class B ordinary shares) of the Issuer as of May 11, 2022 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 11, 2022.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Z&Z Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%.(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)            Represents 885,301,280 class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited, which is in turn wholly owned by Z&Z Trust.

(2)            Calculation is based on a total of 3,793,220,806 issued and outstanding ordinary shares (consisting of 3,635,326,756 class A ordinary shares and 157,894,050 class B ordinary shares) of the Issuer as of May 11, 2022 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 11, 2022.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON ZHU, Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%.(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)            Represents 885,301,280 class A ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited, which is in turn wholly owned by Z&Z Trust. Ms. Zhu, the spouse of Mr. Hui Zuo, founder and permanent chairman emeritus of the Issuer, controls the dispositive power over the securities beneficially owned by Z&Z Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. Zhu may be deemed to beneficially own all of the shares held by Propitious Global Holdings Limited.

(2)            Calculation is based on a total of 3,793,220,806 issued and outstanding ordinary shares (consisting of 3,635,326,756 class A ordinary shares and 157,894,050 class B ordinary shares) of the Issuer as of May 11, 2022 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 11, 2022.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2021 as amended and supplemented by (i) Amendment No. 1 filed with the Commission on July 29, 2021, (ii) Amendment No. 2 filed with the Commission on November 8, 2021 and (iii) Amendment No. 3 filed with the Commission on December 30, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 4 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On May 11, 2022, the Issuer completed a dual primary listing (the “Listing”) of its class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction. Upon the Listing, Propitious Global Holdings Limited converted all of its 727,407,230 class B ordinary shares into class A ordinary shares on a one-to-one basis.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of this Amendment is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

(c): Except as disclosed in Item 4 hereof, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of the Amendment is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated May 18, 2022 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2022

ZHU, Yan

By:	/s/ ZHU, Yan

Z&Z Trust

For and on behalf of
Cantrust (Far East) Limited
As Trustee of Z&Z Trust

By:	/s/ Cantrust (Far East) Limited

Grain Bud Holding Limited

For and on behalf of
Rustem Limited

By:	/s/ Rustem Limited
Name: Rustem Limited
Title: Director

Propitious Global Holdings Limited

By:	/s/ ZHU, Yan
Name: ZHU, Yan
Title: Director